VIA EDGAR

September 23, 2025

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Robert Shapiro and Doug Jones

Re:	Cannae Holdings, Inc.

Form 10-K For Fiscal Year Ended December 31, 2024

Response Dated June 12, 2025

File No. 001-38300

Dear Mr. Shapiro and Mr. Jones:

We are responding to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 9, 2025 (the “Follow-Up Letter”) addressed to Cannae Holdings, Inc. (the “Company”), relating to the Company’s Annual Report on Form 10-K for the Fiscal Year ended December 31, 2024 (the “10-K”).

In this response letter, we have recited the comments from the Staff in bold type and have followed the comments with the Company’s response.

1.

In your response to prior comment 10, you acknowledge your equity in income and losses of your equity method investment reportable segments does not represent the net earnings/losses of these entities. Please clarify for us the specific segment measure(s) of profit or loss used by your chief operating decision maker (CODM) regarding these investments that complies with ASC 280-10-50-22, 50-27, 50-28 and 50-28A (as applicable), both currently and for prior years. As part of your response, provide the following:

•	Identify the specific segment measure(s) of profit or loss used by your CODM to assess performance and allocate resources for Alight and BKFC for 2024 and prior years,

•	Please outline for us any change(s) to the CODM reporting package from prior periods for Alight and BKFC, and

•

Tell us if there have been changes in the way the CODM assesses your equity method investment reportable segments, for example, in the segment measure used to assess performance and allocate resources.

The Company acknowledges the Staff’s comment and respectfully clarifies that the CODM is provided with and utilizes GAAP net earnings (loss) and EBITDA to assess performance and allocate resources for its segments (Alight and BKFC) which is comprised of the equity in the earnings (loss) of each reportable segment that is an unconsolidated affiliate, both in 2024 and in prior years. In accordance with ASC 280-10-50-28A, as net earnings (loss) is the measure most consistent with U.S. GAAP, we include such measure for each of our reportable segments in our segment tables or in the summarized financial information in the 10-K.

There have been no changes to the CODM reporting package in 2024 from prior periods for Alight and BKFC.

There have been no changes in 2024 to the way the CODM assesses our equity method investment reportable segments or the segment measure used to assess performance and allocate resources.

2.

Please provide us with your basis in the guidance in ASC 280 for changing your segment disclosure in 2024 to no longer provide equity method investee reportable segments’ revenues and other ASC 280-10-50-22 specified amounts on a “full” basis as presented in prior years.

The Company acknowledges the Staff’s comment and respectfully advises that in conjunction with the Company’s adoption of ASU 2023-07, management reassessed the appropriateness of presenting equity method investee reportable segments on a full basis as presented in prior years.

At the 2023 AICPA Conference during the session on Division developments, Deputy Chief Accountant Melissa Rocha provided segment reporting reminders for issuers under current disclosure requirements as well as after the adoption of ASU 2023-07, including insight into the SEC staff’s views on the required disclosures for reportable segments under ASC 280-10-50-22, noting that such amounts should not deviate from the recognition and measurement principles in U.S. GAAP (emphasis added). For example, she observed that the SEC staff will object to issuers’ disclosures under ASC 280-10-50-22 of amounts they describe as “segment revenues” when such amounts are not consistent with revenues from external customers (e.g., because the amounts are based on measurement and recognition principles that are inconsistent with U.S. GAAP).

As the equity method investee revenues and expenses were not the Company’s revenues from external customers, presentation on the full basis could be considered inconsistent with U.S. GAAP measurement and recognition principles.

Absent specific guidance related to the disclosures applicable to unconsolidated affiliates accounted for under the equity method which qualify as reportable segments, management utilized interpretative guidance outlined above and in our previous response letter and used judgment in determining whether including such amounts in the segment footnote table was appropriate.

In accordance with ASC 323 and Reg S-X 4-08(g), while not in lieu of the segment requirement, the Company continues to disclose summarized financial information for its unconsolidated affiliates, including the full revenues, gross/operating profit and net income (loss), in Note B—Investments to its consolidated financial statements, with a cross-reference to such footnote in Note E—Segment Information.

Accordingly, we have determined that presenting only the Company’s proportionate equity in earnings (losses) of unconsolidated affiliates and its investment balances in the segment tables provides a clear reconciliation to the consolidated financial statements without presenting potentially-confusing eliminations of amounts not included in the Company’s consolidated financial statements. Combined with the Company’s disclosure of summarized financial information for its equity method reportable segments, we believe such presentation satisfies the disclosure requirements of ASC 280.

3.

Please clarify for us what significant expense categories and amounts are regularly provided to your CODM and included in the reported segment measure of profit or loss for each of the equity method investment reportable segments, including those that are easily computed, and how you have complied with the disclosure requirements in ASC 280-10-50-26A.

The Company acknowledges the Staff’s comment and respectfully advises that, for all of our equity method reportable segments, the CODM regularly receives revenue, net earnings (loss) and EBITDA. The Company further clarifies that our net earnings (loss) includes our equity in the earnings (loss) of each reportable segment that is an unconsolidated affiliate.

For BKFC, our CODM is provided with the monthly AFCB Package, as outlined in our response to comment 11 in the Staff’s prior comment letter. The AFCB Package includes a detailed breakout of the expenses of AFCB, including personnel expenses, depreciation and amortization, other operating expenses, and interest expense. The Company notes that the information in the AFCB Package is limited to information on AFCB (BKFC’s largest subsidiary), is prepared using AFCB’s local accounting standards and currency, and does not include BKFC’s consolidated financial information accounted for pursuant to U.S. GAAP. Management converts the consolidated financial statements of BKFC and its subsidiaries to U.S. GAAP and U.S. dollars on a quarterly basis, which results in a one-quarter reporting lag. In an effort to provide our CODM with real-time information on BKFC’s subsidiaries, management of the Company and AFCB provide the CODM with the AFCB Package using AFCB’s local accounting standards and currency.

For D&B and Alight, our CODM is regularly provided with interest, taxes, depreciation and amortization as reconciling items of net earnings (loss) to adjusted EBITDA as part of Cannae’s quarterly letter to shareholders.

Beyond the items above, management did not identify additional expenses that meet the disclosure requirements of ASC 280-10-50-26A for its equity method investment reportable segments based on our interpretation of the guidance. Accordingly, management considers our presentation of our equity method reportable segments to be on a basis consistent with the recognition and measurement principles of GAAP and compliant with ASC 280.

4.

We note from your response to prior comment 11 that, to the extent your CODM members are on the board of directors of equity method investees, they may receive more detailed information directly from the management of the equity method investee. Please clarify for us what financial information your CODM regularly receive as part of their board of director role(s) and the frequency of the information received. Additionally, clarify if information would not be considered to be regularly provided to the CODM if information is provided to one, but not all, of the CODM group members.

The Company respectfully advises the Staff that the financial information received directly by CODM members serving on the board of directors of equity method investees varies by equity method investee, but generally includes financial statements for the applicable period, operational updates and analyses, financial projections, and may be augmented by reports on strategic initiatives of the investee. This information is typically provided on a quarterly basis.

The Company notes that the information provided in the equity method investee’s board of directors materials is confidential and provided to the CODM as a member of the equity method investee’s board, not in their role as a CODM of the Company. Given the context for which the investee board materials are provided and used, these materials were not provided to both CODM members for the purposes of the Company’s segment analysis and are not considered regularly provided.

5.

Refer to your response to prior comment 11. You state that since the full set of financial statements and discrete expenses of Alight and BKFC are not included in your 10-K filing, you determined it would be inappropriate to include disclosure of these investee’s significant segment expenses. Please explain to us the guidance in ASC 280-10 that supports this view. Additionally, explain to us if your view specifically relates to significant segment expenses of equity method investment reportable segments or if you applied this view generally regarding your presentation of your equity method investment reportable segments.

The Company acknowledges the Staff’s comment and respectfully advises that the Company utilized all available guidance in determining the appropriateness of including significant segment expenses and in applying our general view of providing information on our equity method investment reportable segments on a full basis.

Management considered the reconciliation requirements under ASC 280-10-50-30 and noted that certain amounts, including significant segment expenses, are not required to be reconciled to the Company’s consolidated financial statements. We concluded that including gross amounts of financial statement line items of our unconsolidated affiliates that are not included on a full basis in the Company’s consolidated financial statements and are not accompanied by other customary disclosures (i.e., disclosure of accounting policies) and that don’t reconcile to the Company’s consolidated financial statements, absent an elimination for presentation purposes, could be confusing to the reader. We considered the expenses provided by management of the Company to our CODM group members and noted that other than the interest, taxes, depreciation and amortization included in our shareholder letter provided to our CODM, the Company does not regularly provide detailed expense information to its CODM.

The Company would also respectfully refer the Staff to the Deputy Chief Accountant’s comments made at the 2023 AICPA Conference (as noted in comment 2 above) regarding segment reporting compliance with measurement and recognition principles of GAAP and note that the expenses of the unconsolidated affiliates are not the Company’s expenses.

Absent specific authoritative guidance on the presentation of segment disclosures for unconsolidated affiliates accounted for under the equity method, management considered all available guidance and applied judgment in determining whether disclosure of significant segment expenses and other information of our unconsolidated affiliates on a full basis, was appropriate, including the interpretative guidance included above and in our prior response to comment 11.

*******

For the reasons outlined in this response above and in our response to the Staff’s prior comment letter, the Company considers its segment disclosures included in the 10-K to be in compliance with the disclosure requirements of ASC 280. However, the Company notes there could be potential benefits to our shareholders in providing additional voluntary disclosure.

Accordingly, and beginning with the Company’s Annual Report on Form 10-K for the Fiscal Year ending December 31, 2025, the Company is willing to prospectively present the financial information of its equity method reportable segments on a full basis in a manner similar to that used in years prior to December 31, 2024.

We believe that we have adequately responded to the Staff’s comments. Please direct any questions or comments regarding this letter to Alan A. Lanis, Jr., Esq. at Baker Hostetler LLP, at (310) 442-8828 or jrlanis@bakerlaw.com.

Sincerely,

Cannae Holdings, Inc.

/s/ Bryan D. Coy,

Chief Financial Officer